UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release, dated February 25, 2016, of North Atlantic Drilling Ltd. (the "Company"), announcing the Company's financial results for the fourth quarter ended December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: February 25, 2016	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 1

North Atlantic Drilling Ltd. (NADL) – Fourth quarter 2015 results
Highlights from the fourth quarter
•	North Atlantic Drilling achieved fourth quarter economic utilization of 98 percent
•	North Atlantic Drilling generated fourth quarter 2015 EBITDA* of $76.6 million
•	North Atlantic Drilling reports fourth quarter 2015 net loss of $112.9 million and a net loss attributable to shareholders of $116.9 million. The loss per share was $4.85.
•	Excluding the loss on disposal recognized on reclassification of the West Rigel to an asset held for sale, the fourth quarter 2015 net loss was $30.9 million.
•	North Atlantic Drilling signed an amendment with Jurong Shipyard for the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period lasts until June 2016, during which time the Company will continue to market the unit for an acceptable drilling contract, and the unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. The unit has been classified as an asset held for sale, and consequently a non-cash loss on disposal of $82.0 million has been recognized.
*  EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization' and has been calculated by taking operating loss plus depreciation, loss on disposal and impairment charges.
Financial highlights
Fourth quarter 2015 results
Consolidated revenues for the fourth quarter 2015 were $150.4 million compared to $194.6 million for the third quarter. The primary reasons for the decrease are the contract completions of the West Venture and the West Phoenix entering its idle period under contract through the winter season.
Operating loss for the fourth quarter was $61.1 million, a decrease of $118.3 million compared to the third quarter operating income of $57.2 million. The decrease is primarily due to the non-cash loss on disposal of $82.0 million relating to the West Rigel, which as been reclassified as an asset held for sale. Operating loss is also due to the West Phoenix and West Venture as stated above.

Net financial items for the fourth quarter of 2015 amounted to a charge of $17.7 million. The charge included $23.9 million in interest expenses, gain on financial derivatives of $0.7 million, and foreign exchange gain of $8.6 million mainly related to the NOK1,500 million bond loan. The third quarter of 2015 incurred a net financial charge of $47.9 million, including interest expenses of $24.1 million, loss on financial derivatives of $32.6 million, and gain on foreign exchange of $8.7 million mainly related to the NOK1,500 million bond loan.
Income taxes for the fourth quarter was a $34.1 million expense, compared to a $7.9 million expense in the third quarter primarily due to additional deferred tax liability recorded on unremitted earnings.
Net loss for the fourth quarter was $112.9 million and the net loss attributable to shareholders was $116.9 million, resulting in a basic loss per share of $4.85.  This is compared to net income of $1.4 million and a net loss attributable to shareholders of $2.6 million for the third quarter.
The Company reports operating revenues of $747.7 million, operating income of $97.5 million and a net loss of $78.6 million for the twelve months ended December 31, 2015. This compares to operating revenues of $1,263.7 million, operating loss of $116.4 million and a net loss of $320.5 million for the twelve months ended December 31, 2014.
Balance sheet as at December 31, 2015
As at December 31, 2015, total assets decreased to $3,255.1 million from $3,440.6 million compared to the previous quarter.
Total non-current assets decreased to $2,968.6 million from $3,104.0 million compared to the previous quarter. The decrease was mainly due to depreciation on drilling units, and also the loss on disposal on the West Rigel asset held for sale.
Total current liabilities decreased to $494.6 million from $514.1 million compared to the previous quarter. The decrease is largely due to the decrease in related party payables.
Long-term interest bearing debt, including related party debt, decreased to $2,224.5 million from $2,282.9 million during the quarter.  Net interest bearing debt decreased to $2,277.5 million from $2,333.1 million.  During the fourth quarter the Company repaid net $42 million on the $2 billion credit facility and repaid net $12 million on the $475 million credit facility. As at December 31, 2015, the Company had undrawn amounts of $50 million available on its credit facilities.
Total equity decreased to $418.7 million from $519.7 million compared to the previous quarter. The decrease is primarily due to the net loss for the quarter.
Cash flow
As at December 31, 2015, cash and cash equivalents decreased to $150.9 million from $155.4 million compared to the previous quarter.
For the twelve-month period ending December 31, 2015, net cash provided by operating activities was $339.9 million, net cash used in investing activities amounted to $39.0 million, and net cash used in financing activities was $264.1 million.
Outstanding shares, reverse stock split and capital reduction
In December 2015 the shareholders in a special general meeting approved a capital reorganization, including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing the par value from $5.00 to $0.10. In addition the total authorized share capital was reduced from $2,000 million to $10 million.

As a result of the capital restructuring the number of shares outstanding has fallen from 241,142,651 to 24,114,232.  The Company held 237,386 treasury shares as at December 31, 2015.
The Company has received notification from the New York Stock Exchange ("NYSE") on February 1, 2016, that the Company is now in compliance with the continued listing criterion of share price of at least $1.00 per share over a consecutive 30 trading-day period.
Operations
During the fourth quarter, North Atlantic Drilling had four offshore drilling rigs in operation offshore Norway, one rig idle in the UK sector of the North Sea, and two idle rigs in Norway: the West Navigator and the West Venture.  The West Phoenix is currently idle in the UK, but being paid a portion of the total contract revenue until it resumes its operations with Total E&P UK Limited, commencing mid-March 2016.  Economic utilization*  for the fourth quarter was 98 percent, compared to 95 percent in the third quarter.
* Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days in the period for the rigs that are on contract.
Commercial, Revenue Backlog and Newbuild Program
The West Phoenix completed drilling activities in October 2015 and entered an idle phase through the winter season under the contract extension with Total E&P UK Limited. The unit will be reactivated to recommence drilling activities in mid-March 2016 through the end of August 2016.
Currently, the Company's revenue backlog is $0.7 billion. Average remaining contract length is approximately 14 months excluding clients' options for extensions.
North Atlantic Drilling reached a deferral agreement effective until June 2016 with Jurong Shipyard for the delivery of the sixth generation harsh environment semi-submersible drilling rig, the West Rigel.  During the standstill period until June 2016, NADL will continue to market the Unit for an acceptable drilling contract and the Unit will remain at the Jurong Shipyard in Singapore.  Jurong and NADL can also consider other commercial opportunities for the Unit during this period.
In the event no employment is secured and no alternative transaction is completed when the standstill period concludes, NADL and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit to be owned 23% by NADL and 77% by Jurong.  NADL will continue to market the Unit for the Joint Asset Holding Company. Based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.
As a result the West Rigel has been removed from our newbuildings with no future capex and is now classified as an asset held for sale.
Market Development and Outlook
During the fourth quarter, Brent oil prices remained in the low $40-$50 per barrel range and the market for oilfield service companies continues to be very challenging.  The beginning of 2016 has brought little relief to this downward price trajectory, and oil prices extended their decline ultimately settling into the low-30's today.  The oil market remains oversupplied, while the demand side has limited visibility due to concerns in global economic growth. The overall result of this backdrop has become a consensus view that oil prices will be lower for even longer and the challenging drilling market will continue into the next couple years.

The Harsh Environment drilling market continues to be oversupplied as contracts ends, resulting in numerous drilling rigs chasing the opportunities that are available. Oil companies continue to reduce capital expenditure budgets, following two consecutive years of decline. These conservative budgets have a focus on short cycle projects, while large scale drilling projects continue to be delayed. In the last month, we have however, seen an increased interest from oil companies for combined drilling and production activities and plug and abandonment of wells to decommission fields.
Overall marketed utilization in Norway and the UK is at approximately 70%, and it is likely that this will trend downwards for the remainder of the year. We continue to expect further scrapping of units as the significant investment to maintain the classing outweighs potential returns in the current market. The North Atlantic Drilling's jackups and semi submersibles are well positioned in this regard, as limited class work is required over the next several years.
The Company's longer term outlook remains that a rebalancing in the markets will occur in the next couple years, but timing and the extent of a potential recovery remains uncertain. The Company continues its focus on best in class safety and operating performance, realizing benefits from our costs savings programs and active marketing efforts.
The Company is evaluating refinancing alternatives in light of industry and capital market conditions, and aim to communicate refinancing plans during the first half of this year.
Technical utilization for the first quarter to date was 98%.
Forward Looking Statements
This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers,  fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Registration Statement on Form 20-F.
The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.
February 25, 2016
The Board of Directors
North Atlantic Drilling Ltd.
Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:
Scott McReaken: Chief Financial Officer

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Operations
for the three and twelve months ended December 31, 2015 and 2014

(In millions of US$)

	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Operating revenues
Contract revenues	147.6	267.1	730.4	1,058.8
Reimbursable revenues	2.8	24.1	17.3	160.0
Related party revenues *	—	—	—	44.9
Total operating revenues	150.4	291.2	747.7	1,263.7

Loss on disposal	(82.0)	—	(82.0)	—

Operating expenses
Vessel and rig operating expenses *	55.7	106.8	270.8	458.4
Reimbursable expenses	2.7	23.5	15.4	150.0
Depreciation	55.7	57.9	221.9	212.2
Loss on impairment	—	480.6	—	480.6
General and administrative expenses *	15.4	25.6	60.1	78.9
Total operating expenses	129.5	694.4	568.2	1,380.1

Operating (loss) / income	(61.1)	(403.2)	97.5	(116.4)

Financial items
Interest expense *	(23.9)	(25.8)	(97.7)	(103.3)
Gain/(loss) from derivative financial instruments	0.7	(59.5)	(57.4)	(86.2)
Foreign exchange gain	8.6	25.8	28.3	41.0
Other financial items	(3.1)	(0.7)	(5.2)	(26.0)
Total financial items	(17.7)	(60.2)	(132.0)	(174.5)

Loss before income taxes	(78.8)	(463.4)	(34.5)	(290.9)
Income tax expense	(34.1)	(11.3)	(44.1)	(29.6)
Net loss	(112.9)	(474.7)	(78.6)	(320.5)

Net income to non-controlling interest	4.0	5.4	16.2	12.4
Net loss attributable to the shareholders of the Company	(116.9)	(480.1)	(94.8)	(332.9)

Basic loss per share (US$) **	(4.85)	(19.91)	(3.93)	(13.81)
Diluted loss per share (US$) **	(4.85)	(19.91)	(3.93)	(13.81)
Declared dividend per share (US$) **	—	—	—	4.80

*	Includes transactions with related parties. Refer to Note 17 - Related Party Transactions.
**	As a result of the stock split and capital reduction, the earnings per share and declared dividends per share have been retrospectively adjusted. Refer to Note 14 for more information.
See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Comprehensive Income
for the three and twelve months ended December 31, 2015 and 2014

(In millions of US$)

	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Net loss	(112.9)	(474.7)	(78.6)	(320.5)

Other comprehensive income/(loss), net of tax:
Unrealized actuarial gain/(loss) relating to defined benefit pension scheme	9.7	(0.5)	34.9	(19.2)
Unrealized gain/(loss) on interest rate swaps in the variable interest entities	2.1	(0.9)	0.2	—
Other comprehensive income /(loss) net of tax	11.8	(1.4)	35.1	(19.2)

Total comprehensive loss for the period	(101.1)	(476.1)	(43.5)	(339.7)

Total comprehensive income attributable to non-controlling interests	6.1	4.5	16.4	12.4
Total comprehensive (loss) attributable to the shareholders	(107.2)	(480.6)	(59.9)	(352.1)

Note: All items of other comprehensive income / (loss) are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Balance Sheets
as of December 31, 2015 and December 31, 2014

(In millions of US$ except for share, and per share data)

	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	150.9	116.2
Restricted cash	6.5	11.0
Accounts receivables, net	99.3	235.1
Related party receivables	4.7	34.8
Other current assets	25.1	22.0
Total current assets	286.5	419.1
Non-current assets
Newbuilding	—	172.6
Drilling units	2,738.0	2,923.5
Non-current assets held for sale	128.4	—
Deferred tax assets	7.5	31.8
Other non-current assets	94.7	104.0
Total non-current assets	2,968.6	3,231.9
Total assets	3,255.1	3,651.0
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	210.4	210.2
Related party liabilities	39.8	17.0
Trade accounts payable	12.3	6.5
Tax payable	20.3	11.8
Other current liabilities	211.8	267.8
Total current liabilities	494.6	513.3
Non-current liabilities
Long-term interest bearing debt	1,903.5	2,188.2
Long-term debt to related party	321.0	308.4
Deferred taxes	57.7	54.2
Pension liabilities	37.4	82.9
Other non-current liabilities	22.2	42.4
Total non-current liabilities	2,341.8	2,676.1
Equity
Common shares of par value US$0.10 per share: 24,114,232 shares outstanding at December 31, 2015 (December 31, 2014: US$5.00 per share, 241,142,651 shares outstanding)	2.4	1,205.7
Additional paid-in capital	49.2	48.6
Contributed surplus	2,037.6	834.3
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(23.7)	(58.6)
Accumulated deficit	(484.9)	(390.1)
Total Shareholder's equity	392.2	451.5
Non-controlling interest	26.5	10.1
Total equity	418.7	461.6
Total liabilities and equity	3,255.1	3,651.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statement of Cash Flows
for the twelve months ended December 31, 2015 and 2014

(In millions of US$)

	Twelve month period ended December 31,
	2015	2014
Cash flow from operating activities
Net loss	(78.6)	(320.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	221.9	212.2
Impairment of goodwill	—	480.6
Loss on disposal	82.0	—
Amortization of deferred loan charges	8.2	8.4
Amortization of tax assets	8.8	9.1
Share based compensation expense	0.6	0.8
Unrealized loss related to financial derivatives	20.3	53.7
Unrealized foreign exchange gain on long-term interest bearing debt	(30.6)	(43.0)
Payments for long-term maintenance	(30.3)	(155.4)
Deferred income tax	23.5	12.0

Changes in operating assets and liabilities:
Trade accounts receivables	135.8	(13.4)
Trade accounts payables	5.8	(3.9)
Short-term related party receivables and liabilities	67.1	(39.1)
Other receivables and other assets	2.6	12.2
Other liabilities	(78.9)	(14.8)
Deferred revenue	(18.3)	0.2
Net cash provided by operating activities	339.9	199.1

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Cash Flows continued
for the twelve months ended December 31, 2015 and 2014

(In millions of US$)

	Twelve month period ended December 31,
	2015	2014
Cash flow from investing activities
Additions to newbuildings	(37.8)	(448.9)
Additions to rigs and equipment	(5.7)	(12.9)
Changes in restricted cash	4.5	14.3
Net cash used in investing activities	(39.0)	(447.5)

Cash flow from financing activities
Installment paid on long-term interest bearing term debt	(305.1)	(430.5)
Proceeds from long-term interest bearing term debt	41.0	1,215.0
Repayment of shareholder loan	—	(517.0)
Proceeds from shareholder loan	—	142.0
Proceeds from related party loan	—	40.0
Repayment of related party loans	—	(110.0)
Debt fees paid	—	(11.3)
Proceeds from issuance of equity, net of issuance cost	—	114.1
Dividend paid	—	(171.1)
Net cash (used in) / provided by financing activities	(264.1)	271.2

Effect of exchange rate changes on cash and cash equivalents	(2.1)	9.3

Net increase in cash and cash equivalents	34.7	32.1
Cash and cash equivalents at the beginning of the period	116.2	84.1
Cash and cash equivalents at the end of the period	150.9	116.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd
Unaudited Consolidated Statements of Changes in Equity
for the twelve months ended December 31, 2015 and 2014

(In millions of US$)

	Share capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Accumulated earnings/(deficit)	Accumulated OCI	Total Shareholder's equity	NCI	Total equity
Balance at December 31, 2013	1,138.1	1.3	834.3	(1,188.4)	113.9	(39.4)	859.8	(2.3)	857.5
Issuance of common shares	67.6	46.5	—	—	—	—	114.1	—	114.1
Share based compensation	—	0.8	—	—	—	—	0.8	—	0.8
Other comprehensive loss	—	—	—	—	—	(19.2)	(19.2)	—	(19.2)
Net (loss)/income	—	—	—	—	(332.9)	—	(332.9)	12.4	(320.5)
Dividends declared	—	—	—	—	(171.1)	—	(171.1)	—	(171.1)
Balance at December 31, 2014	1,205.7	48.6	834.3	(1,188.4)	(390.1)	(58.6)	451.5	10.1	461.6
Share based compensation	—	0.6	—	—	—	—	0.6	—	0.6
Other comprehensive income	—	—	—	—	—	34.9	34.9	0.2	35.1
Net (loss)/income	—	—	—	—	(94.8)	—	(94.8)	16.2	(78.6)
Reverse stock split and capital reduction	(1,203.3)	—	1,203.3	—	—	—	—	—	—
Balance at December 31, 2015	2.4	49.2	2,037.6	(1,188.4)	(484.9)	(23.7)	392.2	26.5	418.7

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Dividends per share
During the twelve months ended December 31, 2015, and 2014, the Company declared dividends of nil and $4.80 per ordinary share, respectively.

North Atlantic Drilling Ltd
Notes to Unaudited Consolidated Financial Statements
Note 1 – General information
North Atlantic Drilling Ltd ("North Atlantic Drilling") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic Drilling was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 10, 2011 under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. The Company was registered on the Norwegian Over The Counter (N-OTC) list on February 24, 2011. On January 29, 2014 the Company was listed on the New York Stock Exchange. Following the Initial Public Offering in January 2014, Seadrill owned 70.4% of the Company.
As of December 31, 2015, North Atlantic Drilling owned seven offshore drilling units, consisting of one drillship, three jack-up drilling rigs and three semi-submersible drilling rigs. In addition one semi-submersible, the West Rigel, is classified as an asset held for sale as of December 31, 2015.
As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic Drilling and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.
Basis of presentation
The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP). The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with our annual report on form 20-F for the year ended December 31, 2014.  The amounts are presented to the nearest hundred thousand United States dollar (US dollar), unless stated otherwise.
Reverse stock split and capital reduction
In December 2015 the shareholders in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10.  In addition the total authorized share capital was reduced from $2.0 billion to $10.0 million.
As a result of the capital restructuring the number of shares outstanding has fallen from 241,142,651 to 24,114,232. As a result, the issued share capital of the Company has fallen from $1,205.7 million to $2.4 million and the contributed surplus has been increased by $1,203.3 million.  Refer to Note 14 - Share Capital for more information.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2014 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Related party offsetting
Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position. Accordingly the Company has represented $14.3 million as at December 31, 2014, from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). There is no corresponding offsetting impact as at December 31, 2015 as the short term trading balances are in a liability position of $23.2 million.  Refer to Note 17 - Related party transactions and Note 20 - Variable Interest Entity.
Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In April 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been represented to reflect this change in accounting principle. $7.9 million of debt issuance costs have been reclassified from Other current assets to a direct deduction from Current portion of long-term debt and $15.4 million of debt issuance costs have been reclassified from Other non-current assets to a direct deduction from Long-term debt.  Similarly, as at December 31, 2015, $7.7 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $7.0 million of debt issuance costs have been presented as a direct deduction from long-term debt. The company has disclosed this presentation in Note 11 - Long term interest bearing debt.
In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.
Recently Issued Accounting Standards
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017,  and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016 (December 31, 2016 for calendar year-end entities) and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.
In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders' concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity's economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU will be effective for public entities in the first annual period, and for interim periods therein, beginning after December 15, 2015 and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.
In April 2015, the FASB issued ASU 2015-05, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which provides explicit guidance about a customer's accounting for fees paid in a cloud computing arrangement. This ASU will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.
In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance further requires that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date and present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The guidance will be effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current US GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 – Segment information
The Company provides harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.
Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Statoil	38%	37%	44%	38%
ExxonMobil	32%	9%	25%	13%
Conoco Phillips	22%	12%	18%	8%
Total	8%	10%	13%	12%
Shell	—%	—%	—%	12%
KMNG	—%	12%	—%	11%
Centrica	—%	20%	—%	4%
Others	—%	—%	—%	2%
Total	100%	100%	100%	100%
Geographic segment data
Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's total operating revenue by geographic area:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Norway	139.1	244.9	648.6	1,056.8
United Kingdom	11.3	30.1	99.1	148.9
Russia	—	16.2	—	58.0
Total	150.4	291.2	747.7	1,263.7
As of December 31, 2015, one of the Company's drilling units, with a net book value of $643.6 million, was located in the United Kingdom, all other units were located in Norway. As of December 31, 2014, one of the Company's drilling units, with a net book value of $671.9 million, was located in the United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.
Note 4 – Taxation
Income taxes consist of the following:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Current tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	13.8	6.6	19.5	8.2

Deferred tax expense/(benefit):
Bermuda	—	—	—	—
Foreign	18.1	2.4	15.5	12.3
Amortization of tax effect on internal sale of assets	2.2	2.3	9.1	9.1
Total income taxes	34.1	11.3	44.1	29.6
Effective tax rate	(43.3)%	(2.4)%	(127.8)%	(10.2)%

The effective tax rate for the twelve months ended December 31, 2015 and 2014 was (127.8)% and (10.2)% respectively. This means that we continue to pay tax on local operations but reported an overall a loss before tax inclusive of discrete items.  The negative rate reflects no tax relief on the impairments or the derivative loss. This is due to these items largely falling within the zero tax rate Bermuda companies. In addition, the increase in the tax expense in 2015 in comparison to 2014 is mainly due to deferred tax liability recorded on unremitted earnings.
The Company may be taxable in more than one jurisdiction based on its drilling rig operations. A loss in one jurisdiction may not be offset against taxable income in another jurisdiction. Thus, the Company may pay tax within some jurisdictions even though it might have losses in other jurisdictions.
The income taxes for the twelve months ended December 31, 2015 and 2014 differed from the amount computed by applying the statutory income tax rate of 0% due to operations in foreign jurisdictions with different applicable tax rates as compared to Bermuda.
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Income taxes at statutory rate	—	—	—	—
Amortization of tax effect on internal sale of assets	2.2	2.3	9.1	9.1
Effect of taxable income in various countries	31.9	9.0	35.0	20.5
Total income taxes	34.1	11.3	44.1	29.6
Deferred Income Taxes
Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The net deferred tax assets/(liabilities) consist of the following:
Deferred Tax Assets:
(In millions of US$)	December 31, 2015	December 31, 2014
Pension	5.4	21.7
Contracts	—	3.6
Loss carry forward	2.5	6.5
Gross deferred tax asset	7.9	31.8
Valuation allowance related to net operating losses carried forward	(0.4)	—
Net deferred tax asset	7.5	31.8
Deferred Tax Liability:
(In millions of US$)	December 31, 2015	December 31, 2014
Property plant and equipment	36.3	50.7
Unremitted Earnings of Subsidiaries	21.4	—
Tax depreciation	—	0.3
Pensions	—	3.2
Gross deferred tax liability	57.7	54.2

Net deferred tax liability	(50.2)	(22.4)

Net deferred taxes are classified as follows:
(In millions of US$)	December 31, 2015	December 31, 2014
Long-term deferred tax asset	7.5	31.8
Long-term deferred tax liability	(57.7)	(54.2)
Net deferred tax (liability)/asset	(50.2)	(22.4)
As of December 31, 2015, deferred tax assets related to net operating loss  ("NOL") carryforwards was $2.5 million (December 31, 2014: $6.5 million), which can be used to offset future taxable income. NOL carryforwards were generated in Norway and UK and will not expire.
In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes in a classified statement of financial position. The update require that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position as opposed to the current requirement to separate these into current and non-current amounts. As permitted by ASU 2015-17, the Company early-adopted this standard as at December 31, 2015 and applied it retrospectively to all periods presented. As a result the Company has presented all deferred tax liabilities and assets, as well as any related valuation allowance, as non-current for all periods presented in this annual report. The adoption of this guidance did not have a material impact on Company's consolidated financial statements and related disclosures.
Note 5 – Earnings per share
The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.
The components of the numerator for the calculation of basic and diluted EPS are as follows:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Net loss attributable to shareholders	(116.9)	(480.1)	(94.8)	(332.9)
Effect of dilution	—	—	—	—
Diluted net income attributable to stockholders	(116.9)	(480.1)	(94.8)	(332.9)

The components of the denominator for the calculation of basic and diluted EPS are as follows:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
		Restated*		Restated*
Basic loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1	24.1

Diluted loss per share:
Weighted average number of common shares outstanding	24.1	24.1	24.1	24.1
Effect of dilution	—	—	—	—
Diluted numbers of shares	24.1	24.1	24.1	24.1

Basic loss per share (US$)	(4.85)	(19.91)	(3.93)	(13.81)
Diluted loss per share (US$)	(4.85)	(19.91)	(3.93)	(13.81)

* As a result of the stock split and capital reduction, the earnings per share has been retrospectively adjusted.  Refer to Note 14 for more information.

Note 6 – Accounts receivable
Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at December 31, 2015 was $12.1 million (December 31, 2014: $8.3 million).
The Company did not recognize any bad debt expense in 2015 and 2014, but has instead reduced contract revenue for the disputed amounts.
Note 7 – Other current assets
(In millions of US$)	December 31, 2015	December 31, 2014
Reimbursable amounts due from customers	7.4	6.2
Deferred tax effect of internal transfer of assets – current portion	9.1	9.1
Prepaid expenses	5.3	0.9
Derivative financial instruments (1)	1.5	2.7
VAT receivables	1.8	3.0
Other	—	0.1
Total other current assets	25.1	22.0

(1)	Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 18.
Note 8 – Newbuildings
(In millions of US$)	Year ended December 31, 2015	Year ended December 31, 2014
Opening balance at the beginning of the period	172.6	312.9
Additions	37.8	448.9
Re-classified as drilling units	—	(589.2)
Re-classified as held for sale	(210.4)	—
Closing balance at the end of the period	—	172.6

The additions in 2015 relate to the West Rigel and include capitalized interest expenses.
As of December 2, 2015, the West Rigel, with book value of $210.4 million, was reclassified as an asset held for sale. Refer to Note 21 for more information.
The reclassification to drilling units in 2014 is related to the West Linus which commenced operations in May 2014.

Note 9 – Drilling units
(In millions of US$)	December 31, 2015	December 31, 2014
Cost	4,116.1	4,079.7
Accumulated depreciation	(1,378.1)	(1,156.2)
Net book value	2,738.0	2,923.5

Depreciation expense for the three and twelve months ended December 31, 2015 was $55.7 million and $221.9 million, respectively ($57.9 million and $212.2 million for the three and twelve months ended December 31, 2014, respectively).
Note 10 – Other non-current assets
(In millions of US$)	December 31, 2015	December 31, 2014
Deferred tax effect of internal transfer of assets - Long-term portion	92.9	102.0
Other	1.8	2.0
Total other non-current assets	94.7	104.0
Note 11 – Debt
As of December 31, 2015 and December 31, 2014, the Company had the following debt facilities:
(In millions of US$)	December 31, 2015	December 31, 2014
Credit facilities:
US$2,000 facility	1,200.0	1,366.7
US$475 facility	354.0	451.3
Total credit facilities principal	1,554.0	1,818.0

Bonds:
NOK1,500 bond*	170.6	201.4
US$600 bond **	600.0	600.0
Total bonds principal	770.6	801.4

Related party loans:
Loan from related party	125.0	110.7
Total debt principal	2,449.6	2,730.1

Less: current portion of long term debt	(218.1)	(218.1)
Less: Related party share of long term debt	(321.0)	(308.4)
Long-term portion of debt principal	1,910.5	2,203.6
* Seadrill is the owner of 5.5% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 17 - Related party transactions.
** Seadrill is the owner of 31.1% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 17 - Related party transactions.

The company has adopted Accounting Standards Update (ASU) 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs as at June 30, 2015, which requires the debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and premiums. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the second quarter of 2015. As a result, the consolidated balance sheet as at December 31, 2014 has been represented to reflect this change in accounting principle. $7.9 million of debt issuance costs have been reclassified from Other current assets to a direct deduction from Current portion of long-term debt and $15.4 million of debt issuance costs have been reclassified from Other non-current assets to a direct deduction from Long-term debt. Similarly, as at December 31, 2015, $7.7 million of debt issuance costs have been presented as a direct deduction from the current portion of long-term debt and $7.0 million of debt issuance costs have been presented as a direct deduction from long-term debt.
Outstanding debt as at December 31, 2015
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	218.1	(7.7)	210.4
Long-term portion of debt	1,910.5	(7.0)	1,903.5
Total external debt	2,128.6	(14.7)	2,113.9

Outstanding debt as at December 31, 2014
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	218.1	(7.9)	210.2
Long-term portion of debt	2,203.6	(15.4)	2,188.2
Total external debt	2,421.7	(23.3)	2,398.4

The outstanding external and related party debt as of December 31, 2015 is repayable as follows:
(In millions of US$)	Twelve month period ended December 31,
2016	218.1
2017	1,080.8
2018	218.4
2019	807.3
2020	—
2021 and thereafter	125.0
Total debt principal	2,449.6

Credit facilities
$2,000 million senior secured credit facility
In April 2011, the Company entered into a $2,000 million senior secured credit facility to fund the Company's acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, and West Elara. The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $950 million at maturity. The loan bears interest of Libor plus 2.0% per annum.
In February 2015, North Atlantic Drilling received approval to amend its $2,000 million Senior Secured Credit Facility. Under the terms of the agreement, Seadrill has provided a guarantee for the credit facility in exchange for amendments to the covenant package, principally replacing the existing financial covenants with financial covenants within Seadrill's secured credit facilities. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.
$475 million secured term loan
In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. During the twelve months ended December 31, 2015 drawdowns of $41.0 million were made from the revolving credit facility and the Company made repayments totaling $138.3 million.
In February 2015, North Atlantic Drilling received approval to amend its $475 million Credit Facility. Under the terms of the agreement, Seadrill provides a guarantee for the facility in exchange for amendments to the covenant package, principally replacing the Company's financial covenants with financial covenants within Seadrill's secured credit facilities.  The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.
Amendment to the credit facilities
The financial covenants within the Company's secured facilities and NOK bond are measured at the Seadrill consolidated level and are in line with Seadrill's covenants on its secured facilities.
In May 2015, the Company executed an amendment to the covenants contained in all of its secured credit facilities. Under the amended terms, the permitted leverage ratio at the Seadrill consolidated level has been amended to the following:
•	6.0:1, from and including the financial quarter starting on July 1, 2015 and including the financial quarter ending on September 30, 2016;
•	5.5:1, from and including the financial quarter starting on October 1, 2016 and including the financial quarter ending December 31, 2016;
•	4.5:1, from and including the financial quarter starting on January 1, 2017 until the final maturity date.
In connection with the amendment, effective from July 1, 2015, an additional margin may be payable on the senior secured credit facilities as follows:
•	0.125 percent per annum if the leverage ratio is 4.50:1 up to and including 4.99:1;
•	0.25 percent per annum if the leverage ratio is 5.00:1 up to and including 5.49:1;
•	0.75 percent per annum if the leverage ratio is 5.50:1 up to and including 6.00:1

Bonds
NOK 1,500 million senior unsecured bond
On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US dollars with a fixed rate of 6.18% per annum until maturity. As at December 31, 2015, Seadrill is the holder of 5.5% of the bond, which amounts to $9.4 million (December 31, 2014: 5.5% or $11.0 million).
In February 2015, the Company received approval from its Norwegian bondholders to amend the bond agreement for its NOK1,500 million Senior Unsecured Bond maturing in 2018. Under the terms of the agreement, Seadrill has provided a guarantee for the bond issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.
$600 million senior unsecured bond
On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. As at December 31, 2015, Seadrill is the holder of 31.1% of the bond, which amounts to $186.6 million (December 31, 2014: 31.1% or $186.6 million).
Related party loans
Seadrill provided the Company with an unsecured revolving shareholder loan of $85 million. No draw downs were made on this facility as at December 31, 2014 and no draw downs were made during 2015. The facility matured in January 30, 2015.
Ship Finance granted SFL Linus Ltd a loan of $195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid $70 million in 2014, and the outstanding balance as of December 31, 2015 is $125 million.
Note 12 – Other current liabilities
(In millions of US$)	December 31, 2015	December 31, 2014
Derivative financial instruments (1)	124.5	109.4
Accrued interest expense	17.9	19.5
Accrued expenses	22.5	65.6
Employee withheld taxes, social security and vacation payment	18.7	33.2
Withheld business taxes	6.6	20.2
Short term portion of deferred revenues	21.6	19.9
Total other current liabilities	211.8	267.8

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 18.

Note 13 – Other non-current liabilities
(In millions of US$)	December 31, 2015	December 31, 2014
Deferred revenue	19.9	39.9
Derivative financial instruments (1)	2.3	2.5
Total other non-current liabilities	22.2	42.4

(1)	Derivative financial instruments consist of unrealized losses on interest rate swaps. Additional disclosure has been provided in Note 18.
Note 14 – Share capital
	December 31, 2015		December 31, 2014
	Common shares of US$0.10 par value each		Common shares of US$5.00 par value each
	Shares	US$ millions	Shares	US$ millions
Authorized share capital	100,000,000	10.0	400,000,000	2,000.0

Issued and fully paid share capital	24,351,618	2.4	243,516,514	1,217.6
Treasury shares held by Company	(237,386)	0.0	(2,373,863)	(11.9)
Outstanding shares in issue	24,114,232	2.4	241,142,651	1,205.7

Reverse stock split and capital reduction
In December 2015 the shareholders in a special general meeting approved a capital reorganization including a 1-for-10 reverse stock split of the Company's issued and outstanding common shares and reducing par value from $5.00 to $0.10.  In addition the total authorized share capital was reduced from $2.0 billion to $10.0 million.
As a result of the capital restructuring the number of shares outstanding has fallen from 241,142,651 to 24,114,232. As a result, the issued share capital of the Company has fallen from $1,205.7 million to $2.4 million and the contributed surplus has been increased by $1,203.3 million.
Note 15 – Accumulated Other Comprehensive Loss
(In millions of US$)	December 31, 2015	December 31, 2014
Actuarial loss relating to pension	(23.7)	(58.6)
Total accumulated other comprehensive loss, net of tax	(23.7)	(58.6)

For actuarial loss related to pension, the accumulated applicable amount of deferred income taxes related to companies domiciled in Norway, where the tax rate is 25%, amounted to $7.9 million at December 31, 2015 (December 31, 2014 $21.7 million).

Note 16 – Pension benefits
The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has a defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.
For onshore employees in Norway, continuing with the defined benefit plans, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.
The expenses for our defined benefit pension plans for the twelve month period ended December 31, 2015 and 2014 were as follows:
	Twelve month period ended December 31,
(In millions of US$)	2015	2014
Benefits earned during the period	12.2	16.6
Interest cost on prior years' benefit obligation	3.5	6.8
Gross pension cost for the period	15.7	23.4
Expected return on plan assets	(3.2)	(5.8)
Administration charges	0.8	0.9
Net pension cost for the period	13.3	18.5
Social security cost	1.9	2.6
Amortization of actuarial losses	3.4	2.2
Total net pension cost	18.6	23.3
Employer Contributions
In the twelve months period ended December 31, 2015 and 2014, contributions of $11.7 million and $16.9 million, respectively, were made to the defined benefit pension plans.
The funded status of the defined benefit plan
(In millions of US$)	As at December 31, 2015	As at December 31, 2014
Projected benefit obligations	129.8	186.5
Plan assets at market value	(97.0)	(113.8)
Accrued pension liability exclusive social security	32.8	72.7
Social security related to pension obligations	4.6	10.2
Accrued pension liabilities	37.4	82.9

Change in benefit obligations
(In millions of US$)	Year ended December 31, 2015	Year ended December 31, 2014

Benefit obligations at beginning of the period	186.5	176.1
Current service cost	12.2	14.0
Interest cost	3.5	6.8
Change in unrecognized actuarial (gain) / loss	(20.0)	23.5
Settlement	(20.2)	—
Benefits paid	(1.9)	(1.9)
Foreign currency translations	(30.3)	(32.0)
Benefit obligations at end of the period	129.8	186.5

Change in pension plan assets
(In millions of US$)	Year ended December 31, 2015	Year ended December 31, 2014

Fair value of plan assets at beginning of the period	113.8	125.8
Expected return on plan assets	3.2	4.9
Change in unrecognized actuarial loss	—	(8.9)
Administration charges	(0.8)	(0.9)
Contribution by employer	11.7	16.9
Settlement	(11.2)	—
Benefits paid	(1.9)	(2.0)
Foreign currency translations	(17.8)	(22.0)
Fair value of plan assets at end of the period	97.0	113.8

During the year a number of employees left the Company and as a result the defined benefit scheme transferred the pension liability for these employees to the life insurance company administering the scheme.  The difference between the reduction in benefit obligation and the plan assets transferred to the life insurance company has been recognized within "Other comprehensive income".  The settlement is not deemed to be significant in the context of the overall scheme and as such net unrecognized actuarial losses have not been recycled as a result of the settlement.

Assumptions used in calculation of pension obligations
The discount rate assumption is based on the covered bond rate in Norway. This assumption was revised during the period from 2.30% to 2.70%, which resulted in an unrealized actuarial gain for the period.
(In millions of US$)	December 31, 2015	December 31, 2014

Rate of compensation increase at the end of period	2.50%	2.75%
Discount rate at the end of period	2.70%	2.30%
Prescribed pension index factor	1.20%	1.20%
Expected return on plan assets for the period	3.30%	3.20%
Employee turnover	4.00%	4.00%
Expected increases in Social Security Base	2.50%	2.50%
Note 17 – Related party transactions
The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:
- Seadrill
- Ship Finance International Limited ("Ship Finance")
- Frontline Management (Bermuda) Limited ("Frontline")
- Archer Limited ("Archer")
- Sevan Drilling Limited ("Sevan")
The Company has entered into the following significant agreements with related parties:
Seadrill transactions
$600 million senior unsecured bond
Seadrill is the holder of 31.1% of the $600 million bond, which amounts to $186.6 million (December 31, 2014: 31.1% or $186.6 million). The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest due to Seadrill for the twelve months ended December 31, 2015 was $11.7 million (twelve months ended December 31, 2014: $8.9 million).
$85 million Revolving Credit Facility
Seadrill provided the Company with an unsecured revolving shareholder loan of $85 million. No draw downs were outstanding on this facility as at December 31, 2014 and no draw downs were made during 2015. The facility matured in January 2015. Interest and commitment fee charged relating to the shareholder loan from Seadrill for the twelve months ended December 31, 2015  amounted to $0.1 million (twelve months ended December 31, 2014: $1.0 million).

NOK 1,500 million senior unsecured bond
Seadrill is the holder of 5.5% of the NOK1,500 bond loan, which amounts to $9.4 million (December 31, 2014: 5.5% or $11.0 million). Interest due to Seadrill for the twelve months ended December 31, 2015 was $0.4 million(twelve months ended December 31, 2014: nil).
Financial covenants and debt guarantees
In February 2015, the Company received approval from its Norwegian Bondholders to amend the Bond Agreement for its NOK 1,500 million Norwegian Bond maturing in 2018. Under the terms of the agreement, Seadrill will provide a guarantee for the Bond Issue in exchange for amendments to the covenant package, principally replacing the current financial covenants with the financial covenants within Seadrill's NOK bonds. Additionally, the Company received approval to amend its $2 billion credit facility and $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill provides a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the Company's existing financial covenants with financial covenants within Seadrill's secured credit facilities. This amendment to the covenants was applicable to the period ended December 31, 2014. As such there are no longer separate financial covenants contained within the Company's credit facilities or bond agreements. The guarantee fees charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the twelve months ended December 31, 2015 was $3.9 million (December 31, 2014: nil).
Performance guarantees
Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $200.0 million at December 31, 2015 and $250 million at December 31, 2014. The incurred fee was $2.1 million and $2.5 million for the twelve months ended December 31, 2015 and 2014, respectively. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.
Management services
North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted Seadrill Management Ltd to provide corporate and senior management services in accordance with the terms of the Management and Administrative Services Agreement. The agreement can be terminated by either party at 90 days notice. In consideration of the services provided to the Company, the Company pays Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. For the twelve month period ended December 31, 2015 and 2014, Seadrill had charged North Atlantic Management a total fee of $25.0 million and $27.6 million, respectively, for providing the services under the Management and Administrative Services Agreement.
Operation and Management of the West Hercules
The West Hercules, a harsh environment, semi-submersible drilling rig, is owned by a wholly-owned subsidiary of Ship Finance, a related party, and is controlled by Seadrill through a bareboat charter agreement that expires in 2023. Until October 31, 2013, the company operated and managed this rig pursuant to an operational bareboat charter agreement that the Company entered into with Seadrill in July 2012. Subsequently the company entered into a management agreement with Seadrill which replaced the bareboat charter agreement effective from November 1, 2013, pursuant to which the Company operated and managed the West Hercules when it was employed under the drilling contract with Statoil. Under the management agreement, North Atlantic Drilling has charged Seadrill a management fee of $2.4 million and crew costs of $13.5 million for twelve months ended December 31, 2014. In August 2014, the operation and management of the West Hercules was transferred to Seadrill.

Archer transactions
Engineering Services
North Atlantic Drilling received certain technical vessel and rig services from subsidiaries of Archer Ltd. The charged amount was $2.6 million and less than $1.0 million for the twelve months period ended December 31, 2015 and 2014, respectively. These amounts are included in vessel and rig operating expenses. Archer Ltd. is a company in which Seadrill Limited is a large shareholder.
Frontline transactions
Management Services
The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $0.8 million and $1.3 million for the twelve month period ended December 31, 2015 and 2014, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.
Ship Finance transactions
Sale and leaseback contract
The Company entered into sale and leaseback transaction with SFL Linus Ltd, a Ship Finance subsidiary, for the jack-up rig, West Linus, in June 2013.  The West Linus was sold for a total consideration of $600 million and then chartered back to North Atlantic Drilling on a bareboat charter in a period of 15 years. Under the sale and leaseback transaction North Atlantic Drilling was granted four repurchase options for the unit.  The West Linus was delivered from the yard in February 2014. Ship Finance also has an option to sell the rig back to North Atlantic Drilling at the end of the charter period.  As at December 31, 2015, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 20.
$125 million Loan Facility:
Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of $195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The proceeds of this loan was used to finance the acquisition of the West Linus. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to $125 million in the period ended March 31, 2014. As at December 31, 2015 the outstanding balance of the loan is $125 million (December 31, 2014: $125 million) and is presented as long term debt to related parties on our balance sheet. The facility bears an interest rate of 4.5% per annum. Interest charged for the twelve month period ended December 31, 2015 was $5.6 million (twelve month period ended December 31, 2014: $4.9 million).

Related Party Balances
(In millions of US$)	December 31, 2015	December 31, 2014
Related party receivables
Seadrill	4.7	34.8
Total related party receivables	4.7	34.8

Related party payables
Seadrill	16.6	17.0
Ship Finance International	23.2	—
Total related party payables	39.8	17.0

Long term debt to related party
US$600 Bond, Seadrill Ltd share 31.1%	186.6	186.6
NOK1,500 Bond, Seadrill Ltd share 5.5%	9.4	11.1
Long term related party loan from Ship Finance *	125.0	110.7
Total long term debt to related party	321.0	308.4

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.
Other than the loans specifically mentioned, the amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.
* Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company has elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position. Accordingly the Company has re-presented $14.3 million as at December 31, 2014, from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). There is no corresponding offsetting impact as at December 31, 2015 as the short term trading balances are in a liability position of $23.2 million.
Note 18 – Risk management and financial instruments
The majority of the Company's gross earnings from our drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than US dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, and to the impact of changes in currency exchange rates on primarily NOK denominated debt.  The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations may have a postiive or negative effect on the value of the Company's cash flows.
Interest rate risk management
The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting
As at December 31, 2015, the Company had interest rate swap agreements with an outstanding principal amount of $1,300 million  (December 31, 2014: $1,300 million) (including one contract of $200 million which commences in March 2016). The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) from derivative financial instruments." The total fair value of the interest rate swaps outstanding at December 31, 2015 amounted to a gross and net liability of $25.9 million, and an asset of $1.5 million  (December 31, 2014: gross and net liability $39.0 million, and an asset $2.7 million).
The Company did not enter into any other new swap agreements, nor change any existing swap agreements, in the twelve month period ended December 31, 2015.
The Company's outstanding interest rate swap agreements as of December 31, 2015 were as follows:
Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
200	3 month LIBOR	2.14%	May 2011 - Jan 2016
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021
Interest rate hedge accounting
The Ship Finance subsidiary consolidated by the Company as a VIE, SFL Linus Ltd, (refer to Note 20 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.
Outstanding principal	Receive rate	Pay rate	Length of contract
(in US$ Millions)
191.9	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018

The total fair value of the interest rate swaps outstanding at December 31, 2015 amounted to a liability of $2.3 million (December 31, 2014: a liability of $2.5 million). In the twelve month period ended December 31, 2015, the above VIE Ship Finance subsidiary has recorded fair value gains on interest rate swaps of $0.2 million (twelve month period ended December 31, 2014: no fair value gains or losses). Gain or loss is recorded by the VIE in "Other comprehensive income" but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic Drilling, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the twelve month period ended December 31, 2015 and 2014.
Cross currency interest rate swaps not qualified for hedge accounting
At December 31, 2015 the Company had outstanding cross currency interest rate swaps with a principal amount of $253.5 million (December 31, 2014: $253.5 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain/(loss) from derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at December 31, 2015 amounted to a liability of $98.6 million (December 31, 2014: a liability of $64.4 million). The fair value of the cross currency interest rate swaps are classified within "Other current liabilities" in the balance sheet.
Foreign currency risk management
The Company uses foreign currency forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value. During the year ended December 31, 2015, the Company's forward contracts to sell $40 million matured at exchange rates between NOK 7.9493 and NOK 7.9716 per US dollar.  The Company has no currency forward contracts outstanding as at December 31, 2015 (December 31, 2014: a liability of $8.4 million).
The gains and losses of the derivatives recognized in the Statement of Operations for the period were as follows:
(In millions of US$)	Three month period ended December 31,		Twelve month period ended December 31,
	2015	2014	2015	2014
Interest rate swaps	6.1	(8.9)	(12.2)	(16.2)
Ship Finance Linus Interest rate swaps	(0.7)	(0.8)	(3.1)	(3.9)
Cross currency interest rate swap agreements	(4.7)	(39.3)	(39.1)	(52.4)
Foreign currency agreements	—	(10.5)	(3.0)	(13.7)
Total Derivatives Gain/(Loss)	0.7	(59.5)	(57.4)	(86.2)

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2015 and December 31, 2014 are as follows:
	December 31, 2015		December 31, 2014
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	150.9	150.9	116.2	116.2
Restricted cash	6.5	6.5	11.0	11.0
Current portion of long-term debt	218.1	218.1	218.1	218.1
Long-term floating rate debt	1,335.9	1,335.9	1,599.9	1,599.9
$600 million fixed interest bond	222.7	413.4	270.3	413.4
NOK 1,500 million floating interest bond	83.5	161.2	123.8	190.3
$600 million fixed interest bond - owned by related party	100.6	186.6	122.0	186.6
NOK 1,500 million floating interest bond - owned by related party	4.8	9.4	6.6	11.1
Long term fixed interest loan to related party	125.0	125.0	125.0	125.0

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the current and long-term portion of floating rate debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset regularly and usually in the range between every one to six months. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. The Company has categorized this at level 2 on the fair value measurement hierarchy.
The fair value of the $600 million bond and the NOK 1,500 million are based at the price it is trading at on December 31, 2015 and December 31, 2014. The Company has categorized this at level 1 on the fair value measurement hierarchy.
The fair value of the loan provided by Ship Finance to SFL Linus Ltd is estimated to be equal to the carrying value as the loan was entered into on arm's length terms and accrues interest which is repaid quarterly. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. The Company has categorized this at level 2 on the fair value measurement hierarchy.

Financial instruments that are measured at fair value on a recurring basis:
		December 31, 2015		December 31, 2014
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Interest rate swaps - current assets	Level 2	1.5	1.5	2.7	2.7

Liabilities
Currency forward contracts - short term liabilities	Level 2	—	—	8.4	8.4
Interest rate swaps - short term liabilities	Level 2	25.9	25.9	39.0	39.0
Interest rate swaps qualified for hedge accounting - long term liabilities	Level 2	2.3	2.3	2.5	2.5
Cross currency swap - short term liabilities	Level 2	98.6	98.6	64.4	64.4

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).
Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.
The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR, NIBOR and STIBOR interest rates as of December 31, 2015.
As of December 31, 2015 and December 31, 2014 liabilities or assets related to financial and derivative instruments are presented at gross amounts where the Company does not have the right of offset. The amounts are included in our fair value table above.

Credit risk
The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral.
The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.
Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S.  The Company considers these risks to be remote.
There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3 - Segment Information for an analysis of the Company's revenue by customer.
Note 19 – Commitments and contingencies
Pledged assets
The book value of assets pledged under mortgages and overdraft facilities as at December 31, 2015 was $2,738.0 million.
Newbuilding Commitments
As of December 31, 2015, the Company no longer has any contractual commitments for the West Rigel semi-submersible rig, due to the arrangements made with the shipyard. Refer to Note 21 for more information.
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of December 31, 2015.

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015. The amended complaint was filed on July 23, 2015 including North Atlantic Drilling as a defendant.  It alleges, among other things, that Seadrill Limited, North Atlantic Drilling and certain of their executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.  The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and the defendants' Reply Brief was served on 4 December, 2015.  Although we intend to vigorously defend this action, we cannot predict the outcome of this case, nor can we estimate the amount of any possible loss. Accordingly, no loss contingency has been recognized within the financial statements.
In February 2016 the Company was notified of customer claims that are potentially material to our financial statements. After an initial assessment including advice from external counsel, the Company fully refutes the validity of these claims and will take appropriate actions related to our position. The client has indicated they intend to withhold amounts from invoice payments due in the first quarter of 2016. No provision has been recognized in relation to these claims.
Note 20 - Variable Interest Entity (VIE)
As of December 31, 2015, the Company leased a jack-up rig from the VIE under a capital lease. The shares in North Atlantic Linus Ltd, which owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period.
The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic Drilling is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At December 31, 2015, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to Note 17 - Related party transactions for additional details about the sales and leaseback contract.
The following table gives a summary of the sale and leaseback arrangement, as of December 31, 2015:
Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 30, 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*
* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic Drilling to purchase the rig on the 15th anniversary for the price of $100 million if North Atlantic Drilling doesn't exercise the final repurchase option.
The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.  These lease costs are eliminated on consolidation.
		(In thousands of US$)
Unit	Base LIBOR interest rate	2016	2017	2018	2019	2020
West Linus	1%	222	222	222	173	140

The assets and liabilities in the accounts of the VIE as at December 31, 2015 are as follows:
(In millions of US$)	December 31, 2015	December 31, 2014

Investment in Finance Lease	530.4	574.5
Amounts due from related parties	0.2	—
Total assets	530.6	574.5

Current position of long-term debt	51.4	51.5
Short-term related party liability	23.2	—
Total current liability	74.6	51.5

Interest bearing debt	302.3	399.7
Long-term debt due to related parties	125.0	110.7
Derivative instruments - payable	2.3	2.5
Total non-current liabilities	429.6	512.9

Accumulated Other Comprehensive Income	(2.1)	(2.3)
Retained earnings	28.5	12.4
Total stockholders' equity	26.4	10.1

Total liabilities and stockholders' equity	530.6	574.5

Book value of the drilling unit in the Company's consolidated accounts	559.1	581.0

Historically the Company presented balances due to/from Ship Finance on a gross basis. From June 30, 2015 the Company have elected to represent this on a net basis, due to the fact that the right of offset is established in the long-term loan agreements, and the balances are intended to be settled on a net basis, providing a more appropriate description of the Company's related party net debt position.  Accordingly the Company has represented $14.3 million from Amounts due from related parties (Current assets) and offset against Long-term debt due to related parties (Non-current liabilities). There is no corresponding offsetting impact as at December 31, 2015 as the short term trading balances are in a liability position of $23.2 million.

Note 21 - Asset held for Sale
On December 2, 2015, the Company signed an amendment with Jurong Shipyard (Jurong) for the delivery of the semi-submersible drilling unit, the West Rigel. The deferral period lasts until June 2016, during which time the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period.
In the event no employment is secured and no alternative transaction is completed, when the deferral period concludes, the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong.  Based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.
As a result, the Company has concluded that the West Rigel drilling unit should be classified as "Held for Sale" as at December 31, 2015.  A loss has been recognized in the period of $82.0 million, which is the difference between the net book value of the unit of $210.4 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128.4 million.  The loss has been recognized in "Loss on disposal" in the Statement of Operations.
(In millions of US$)	December 31, 2015
West Rigel newbuild investment, classified as held for sale	210.4
Loss on disposal	(82.0)
Closing balance at the end of the period	128.4

Note 22 - Subsequent Events
There have been no significant subsequent events not described herein.